SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Armstrong Holdings, Inc.
(Name of Issuer)
Shares of Common Stock, with a par value of $1.00
(Title of Class of Securities)
042384107
(CUSIP Number)

June 29, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
	Rule 13d-1(b)
X	Rule 13d-1(c)
	Rule 13d-1(d)

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
T.A. McKay & Co., Inc.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
The State of New York
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH:
5
SOLE VOTING POWER
3,162,500

6
SHARED VOTING POWER
0

7
SOLE DISPOSITIVE POWER
3,162,500

8
SHARED DISPOSITIVE POWER
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,162,500
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%
12
TYPE OF REPORTING PERSON
OO - Other



Item 1(a).	Name of Issuer:
Armstrong Holdings, Inc. (the "Company")
Item 1(b)
Address of Issuer's Principal Executive Offices:
P.O. Box 3001
Lancaster, Pennsylvania 17604

Item 2(a)	Name of Person Filing:
This statement is being filed by T.A. McKay & Co., Inc.
Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of T.A. McKay & Co., Inc. is
One Rockefeller Plaza, Suite 1712, New York, New York, 10020
Item 2(c)	Citizenship:
T.A. McKay is a New York corporation.
Item 2(d)	Title of Class of Securities:
Common stock, $1 par value per share (the "Common Stock").
Item 2(e)	CUSIP Number:
The CUSIP Number associated with the Common Stock is 042384107.
Item 3.	If this statement is filed pursuant to ss.ss.240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)  	Insurance company as defined in section 3(a)(19) of the
	Act (15 U.S.C. 78c);
(d)  	Investment company registered under section 8 of the Investment
	Company Act of 1940 (25 U.S.C. 80a-8);
(e)  	An investment advisor in accordance with ss.ss.240.13d-1(b)(1)(ii)(E);
(f)  	An employee benefit plan or endowment fund in accordance with
	ss.ss.240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with
	ss.ss.240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit
	Insurance Act (12 U.S.C. 1813);
(i)  	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940
	(15 U.S.C. 80a-13);
(j)	Group, in accordance with ss.ss.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
            (a) Amount beneficially owned:
3,162,500
            (b) Percent of Class:
	7.8%
            (c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
3,162,500
 (ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
3,162,500
 (iv)	Shared power to dispose or to direct the disposition of
0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent
of the class of securities, check the following
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security
Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 9, 2007

T.A. MCKAY & CO., INC.

 By:
 Thomas A. McKay


Thomas A. McKay
President